Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	kliekefett@sidley.com +1 212 839 8744

Via EDGAR and Email

May 17, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust
DEFA14A filed May 10, 2019
File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 14, 2019, with respect to the additional definitive soliciting material filed with the Commission on May 10, 2019.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

1.	We note your disclosure that you intend to convene the previously-scheduled Special Meeting set for May 22, 2019, and then will immediately adjourn it until June 6, 2019. Please supplementally explain your authority for being able to do so under applicable state law, the Trust’s governing instruments and the proxy rules.

Response:

We acknowledge the Staff’s comment.

The Trust’s Declaration of Trust, attached hereto as Exhibit A, provides as follows in Article Sixth:

SIXTH. Meetings of the certificate holders may be called by the trustees whenever said trustees shall deem it necessary, and also whenever they shall have been requested thereunto by instrument in writing specifying the object of the proposed meeting and signed by registered certificate holders to the amount of not less than five hundred thousand dollars at the par value. Notice of such meeting shall be given by publication in at least two daily newspapers published in the City of New York once in each week for four weeks. The chairman of the trustees shall, if present, preside at all meetings of the certificate holders. (emphasis added)

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2019

Trusts are regulated at the state law level. It has never been conclusively determined whether New York or Texas law governs the Trust. While the Declaration of Trust was executed and delivered in the State of New York in 1888, the Declaration does not specify a governing body of law. Moreover, in contrast, all of the Trust’s assets are located in Texas and the Trust’s principal place of business is in Texas, which raises the question whether the State of Texas has a greater public policy interest in regulating the Trust as compared to the State of New York. Indeed, when it listed its sub-share certificates of proprietary interests (the “shares”) on the New York Stock Exchange, the Trust was permitted to list the shares without specifying its governing jurisdiction; this exemption is still in place.

In any event, we have researched the statutes governing trusts in both New York and Texas, and are unable to find any provisions regulating the conduct of meetings of certificate holders or of beneficiaries generally.

Although the Trust is not a corporation, the underlined sentence in the Declaration of Trust – “The chairman of the trustees shall, if present, preside at all meetings of the certificate holders” – has its counterpart in the corporation law, and we believe that it would be reasonable and appropriate to look to corporation law for guidance on how to conduct the special meeting. The principal reason for doing so is that it would be consistent with the expectation of the Trust’s shareholders.

The Trust’s shares are listed on the New York Stock Exchange, and the Trust has been complying with NYSE corporate governance listing standards. It has standing Audit, Pension, and Nominating, Compensation and Governance Committees comprised of trustees who meet the “independent director” definition in NYSE listing standards. Where the Form 10-K calls for information about “directors,” such as in Item 10 of Part III of Form 10-K, the Trust has provided information about its Trustees. The Trustees perform the actions for the Trust that the directors perform for a corporation: e.g., hire, fire and pay senior management; and oversee the outside auditor and the Trust’s compliance with law, among others. Because the Trust’s governance is similar to that of corporations, we believe that Trust shareholders reasonably expect that they will be treated in a manner similar to shareholders of a corporation.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2019

In addition, as a matter of public policy, given that the corporation law is well-developed through judicial precedents, particularly in Delaware, the corporation common law appropriately balances the rights of shareholders and managers/directors.

With respect to the conduct of shareholder meetings, the American Bar Association’s Model Business Corporation Act, which has been adopted in whole or in part by 30 states as their corporation statutes, provides as follows in Section 7.08:

“(b) The chair, unless the articles of incorporation or bylaws provide otherwise, shall determine the order of business and shall have the authority to establish rules for the conduct of the meeting.”

“(c) Any rules adopted for, and the conduct of, the meeting shall be fair to shareholders.”1

The MBCA Official Comment provides this explanation of this provision:

“Section 7.08(b) gives the chair, unless the articles of incorporation or bylaws provide otherwise, the authority to determine in what order items of business should be discussed and decided. Inherent in the chair’s power to establish rules for the conduct of the meeting is the authority to require that the order of business be observed and that any discussion or comments from shareholders or their proxies be confined to the business item under discussion. However, it is also expected that the chair will not misuse the power to determine the order of business and to establish rules for the conduct of the meeting so as to unfairly foreclose the right of shareholders – subject to the Act, the articles of incorporation and the bylaws – to raise items which are properly a subject for shareholder discussion or action at some point in the meeting prior to adjournment.”2

[1]	Section 7.08, Model Business Corporation Act Annotated (“MBCA”) at 7-92 (4th ed. 2011).
[2]	MBCA at 7-93.

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2019

“The chair is entitled to wide latitude in conducting the meeting and, unless inconsistent with a previously prescribed rule, may set requirements, observe practices, and follow customs that facilitate a fair and orderly meeting. Since, absent a modifying bylaw provision, the chair has exclusive authority with respect to the rules for and the conduct of the meeting, rulings by the chair may not be overruled by shareholders. On the other hand, any rule for or conduct of the meeting which does not satisfy the fairness mandate of Section 7.08(c) would be subject to a judicial remedy.”3

If we were to follow the corporation law – and we know of no other body of law that would more appropriately protect holders of the shares than corporation law – then it is clear that the Chair of the Board or its equivalent has the exclusive authority to conduct the shareholder meeting.

Adjournment is a traditional and accepted method to delay a stockholder vote. In an adjournment, the meeting is convened without taking a shareholder vote, and is then reconvened at a later time and place. The Chair’s ability to adjourn a meeting is not unbridled. Under Delaware law, for example, if a Delaware court determines that a meeting was delayed primarily as a defensive tactic or to interfere with the stockholders’ right to vote, the court will place the burden on the company seeking the delay to demonstrate that the delay was appropriate, regardless of the authority granted under the company’s bylaws.4 This is consistent with MBCA Section 7.08(c)’s fairness to shareholders mandate.

With respect to our particular situation: the Trust’s candidate for election at the upcoming special meeting, General Cook, submitted a formal letter of resignation in which he committed to resign as a trustee of the Trust, if elected, after no more than three years following his election, at which point he plans to stand for reelection if renominated. (This is a change from what would have been a lifetime appointment.)

Because this may constitute a “fundamental change” within the meaning of Note 1 to Exchange Act Rule 14a-6(a), the Trust filed and mailed a supplement to the Trust’s definitive proxy statement to shareholders. To provide shareholders with sufficient time to review this supplement in order to be able to cast their votes on a fully informed basis, the Trust determined to convene and then adjourn, without conducting any business, the special meeting scheduled to occur on May 22, 2019, and to reconvene such meeting two weeks later, on June 6, 2019. The record date of March 28, 2019, and the proposal to be voted on at the special meeting remain unchanged. Shareholders who have voted do not need to recast their votes, and proxies previously submitted in respect of the special meeting will be voted at the adjourned meeting unless properly revoked.

[3]	Id. at 7-94.
[4]	See, e.g., State of Wisconsin Investment Board v. Peerless Systems Corp, 2000 Del. Ch. LEXIS 170, at *9-*10 (Del. Ch. 2000) (holding that “[w]here a decision to adjourn is made due to an improper purpose, that decision may be challenged as a breach of fiduciary duty”).

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2019

2.	The supplement describes General Cook’s commitment to resign in three years if elected as “legally binding.” Explain supplementally, with a view to possible further disclosure, what this means. That is, could the other trustees refuse to accept the resignation in three years if they choose? If General Cook doesn’t resign as promised, do shareholders have the right to enforce the resignation letter? Do the other trustees have discretion whether to seek enforcement? Please advise, with a view to further disclosure.

Response:

We acknowledge the Staff’s comment.

General Cook submitted an executed resignation letter to the Trust dated May 3, 2019, attached hereto as Exhibit B, and the Trust has accepted such offer to resign, thereby creating a legally binding contract. Put differently, General Cook’s resignation is a legally complete act. Nothing more needs to be done. On the third anniversary of his election as a Trustee, he will have resigned. The Trust will abide by the terms of the resignation letter. We will provide additional disclosure regarding the foregoing in additional communications to be filed as soliciting material. We note that this disclosure is subject to antifraud liability under the federal proxy rules.

*            *            *            *            *

United States Securities and Exchange Commission

Division of Corporation Finance

May 17, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	kliekefett@sidley.com +1 212 839 8744

Exhibit A

Exhibit 3.1

TEXAS PACIFIC LAND TRUST.

DECLARATION OF TRUST

BY

CHARLES J. CANDA, SIMEON J. DRAKE AND
WILLIAM STRAUSS, TRUSTEES.

DATED, FEBRUARY 1, 1888

TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

WHEREAS, the TEXAS AND PACIFIC RAILWAY COMPANY; CHARLES E. SATTERLEE and GEORGE J. GOULD, Trustees of the Income and Land Grant Mortgage executed by said Company, May 15, 1875, and of the Supplemental Mortgage executed March 23, 1876; and JOHN C. BROWN and LIONEL A. SHELDON, Receivers of the property of the Texas and Pacific Railway Company, have heretofore by deeds granted, bargained, sold and conveyed unto Charles J. Canda, Simeon J. Drake and William Strauss, and their heirs and assigns and the survivors and survivor of them, and the heirs and assigns of such survivors and survivor, the lands, premises and property described as follows, that is to say:

All those certain tracts, pieces or parcels of land situate, lying and being in the Counties of Bowie, Red River, Lamar, Collin, Rains, Van Zandt, Denton, Wise, Parker, Jack, Palo Pinto, Shackelford, Stephens, Callahan, Jones, Taylor, Scurry, Fisher, Borden, Edwards, Dimmit, Nolan, Mitchell, Howard, Martin, Tom Green, Glasscock, Midland, Andrews, Upton, Ector, Winkler, Crane, Loving, Foley, Presidio, Pecos, Jeff Davis, Reeves and El Paso, in the State of Texas, particularly described in thirty- nine certain deeds or instruments of conveyance, bearing date the 4th day of August, 1887, made by the said Texas and Pacific Railway Company, Charles E. Satterlee and George J. Gould, trustees of the Income and Land Grant mortgage, executed by said company May 15, 1875, and of the Supplemental Mortgage, executed March 23, 1876, and John C. Brown and Lionel A. Sheldon, Receivers of the property of the Texas and Pacific Railway Company, to said Charles J. Canda, Simeon J. Drake and William Strauss.

Also, all those certain unpaid contract obligations heretofore received by Charles E. Satterlee and George J. Gould, as trustees as aforesaid, or by their predecessors in the trust, for the purchase price of land embraced in the said income and land grant mortgage, said contract obligations covering lands situate in the several Counties of Denton, Wise, Tarrant, Parker, Palo

Pinto, Stephens, Callahan, Taylor, Nolan, Jones, Mitchell, Fisher, Scurry, Kent, Edwards, Howard, Martin, Midland, Tom Green, Glasscock, Dawson and Ector, in the State of Texas, particularly mentioned and described in twenty- two certain deeds or instruments of transfer, bearing date the 28th day of September, 1887, made by said Texas and Pacific Railway Company, Satterlee and Gould, as trustees as aforesaid, and Brown and Sheldon, as Receivers as aforesaid, to said Canda, Drake and Strauss, subject to the terms and provisions of a certain agreement between said Satterlee and Gould, as trustees, said Canda, Drake and Strauss, and the Texas and Pacific Railway Company, dated May 1st, 1888.

Also, all the land certificates and unlocated balances of land certificates issued to the Texas and Pacific Railway Company by the State of Texas, numbered, dated and particularly described in a certain deed or instrument of conveyance, bearing date the 4th day of August, 1887, and numbered 1241, made by said Railway Company, trustees, and Receivers to said Canda, Drake and Strauss, together with all and singular the rights, claims and interests in, to or in respect of lands or land certificates embraced in and covered by said last- mentioned deed.

AND WHEREAS, the said Charles J. Canda, Simeon J. Drake and William Strauss, have made, executed and delivered, or are about to make, execute and deliver, as hereinafter expressly provided, certificates in such amount, not exceeding in the aggregate the sum of ten million three hundred and seventy thousand dollars, as may be required to carry out the provisions of a certain agreement bearing date the sixth day of April, 1887, made and entered into between Isaac J. Wistar, John Markoe, Robert Fleming, Charles M. McGhee, Jacob H. Schiff, William D. Winsor and John N. Hutchinson acting as a committee of the bond and stockholders of the Texas and Pacific Railway Company, and Simeon J. Drake, Christopher Meyer, W.C. Hall, Charles J. Canda and William Strauss acting as a committee representing the holders of the Income and Land Grant bonds and scrip of said Railway Company; said certificates being in the form or substantially the form following, that is to say:

No._____________________  Shares_____________________

TEXAS PACIFIC LAND TRUST.

CERTIFICATE OF PROPRIETARY INTEREST.

This is to certify, That entitled to shares of one hundred dollars each of proprietary interest in the lands and property in the State of Texas heretofore conveyed by the Texas and Pacific Railway Company and other grantors to Charles J. Canda, Simeon J. Drake and William Strauss, such proprietary interest being particularly described and set forth in the declaration and indenture of trust made by said Canda, Drake and Strauss, dated February 1st, 1888, and deposited with the Central Trust Company of New York.

These shares, which are of the par value of one hundred dollars each, are subject to the terms and provisions of said declaration and indenture of trust and are transferable only on the books of the said trust on the surrender of this certificate and are not valid unless countersigned by the said Central Trust Company of New York as Registrar.

IN WITNESS WHEREOF, the said Trustees have caused these presents to be signed by their Chairman and Secretary at New York the               day of 1888.

Secretary.	Chairman.

Now Know Ye, that the said Charles J. Canda, Simeon J. Drake and William Strauss, for themselves, their heirs and assigns, and the survivors and survivor of them and the heirs and assigns of such survivors and survivor, do, by these presents, make known, admit and declare that the said lands, premises and property were so conveyed to them and that they now hold and shall and will continue to hold the same, and any and all income and proceeds thereof or of any part thereof, in trust as hereinafter provided for the benefit of the several persons, firms and corporations who are or shall be or become the owners and holders of the said certificates of proprietary interest, or any of them, and upon the trusts and for the purposes hereinafter expressed, only that is to say:

FIRST. The said Charles J. Canda, Simeon J. Drake and William Strauss and the survivors and survivor of them, and their successors or successor in the trust (hereinafter, for brevity, styled “the Trustees”), shall have and exercise the management, control and ownership (both legal and equitable) of the said lands, premises and property. They shall have all the powers in respect of said property of an absolute owner, as to selling, granting, leasing, alienating, improving, encumbering or otherwise disposing of the same or of any part or parcel thereof, and they may, whenever they shall deem it necessary or advisable for the protection or benefit of the property or any part thereof, purchase other lands and premises, and when purchased such other lands and premises shall be held and managed by the said trustees under the terms and provisions of this declaration of trust in the same manner as the lands and premises hereinbefore described are held and managed.

The lands may be sold for cash, or partly for cash and partly on credit, and the trustees may, in their discretion, accept in payment, in lieu of money, certificates of proprietary interest issued under the terms hereof, at their current market price, not exceeding par, and the same when so received shall be canceled; provided, however, that nothing herein contained shall be construed to require the trustees to accept such certificates in payment for lands.

The trustees shall have power to purchase and acquire, in their discretion, any of the outstanding Income and Land Grant bonds and scrip of the Texas and Pacific Railway Company for the benefit of the trust, and they shall have full power and authority to borrow from time to time such sums of money as they shall deem necessary to enable them to purchase such bonds and scrip and also to pay taxes and other expenses connected with the trust, and to secure repayment of the sums so borrowed by a pledge or mortgage of the trust property or any part thereof. In case of such purchase or acquisition the certificate or certificates of proprietary interest under this trust representing the securities so purchased or acquired shall be canceled by the trustees, or, in their discretion, sold and disposed of for the benefit of the trust; and any and all second mortgage bonds of the Texas and Pacific Railway Company which said trustees may receive or acquire as holders of any Income and Land Grant bonds so purchased shall be held or disposed of by the trustees in their discretion for the benefit of the trust.

The trustees shall have power to employ such agents, attorneys and servants as they may think necessary and proper in the execution of their trust, and they shall not be liable for the default or misconduct or any act or omission whatsoever of any such agent, attorney or servant, provided said trustees are not guilty of willful carelessness and negligence in their selection or in providing for their selection; nor shall any of said trustees be liable for the default, negligence, misconduct or any act or omission whatsoever of any other of said trustees, but only for his own willful default, negligence or omission. The said trustees shall receive as compensation for their services, the sum of four thousand dollars per annum to be paid to the chairman and two thousand dollars per annum to be paid to each of the other two trustees.

All the powers of the trustees under this declaration of trust may be executed by a majority of the trustees. Any trustee may, by power of attorney, confer upon the other two trustees or either of them full power and authority to make, execute, acknowledge and deliver on his behalf deeds of conveyance of any of the trust property and any and all other instruments in writing relating thereto or any part thereof.

SECOND. The interests of the registered owners and holders of said certificates of proprietary interest shall consist in the right of participation in any division of the net profits derived from the use of the said lands, premises and property or of any part thereof which may be at any time ordered or directed by the trustees in pursuance of the powers hereinafter conferred and in the proceeds of sale of said lands, premises and property or any part thereof realized, collected and directed to be divided by said trustees. The said certificates shall be held and considered in all respects as personal property, and shall in nowise pass to or vest in heirs or devisees of any owner or holder thereof as real estate, it being expressly agreed between the said certificate holders and their assigns and the trustees that the legal and equitable title to said property is and shall be vested in the trustees and that the beneficial interests of the holders of such certificates shall be solely and exclusively personal estate. Such certificates shall be transferable by the holders, their executors or administrators, or by their duly authorized representatives, only on the books of the trust at its office in the City of New York and on the surrender of the original certificates, each share being of the par value of one hundred dollars; and the trustees shall not be required to recognize any other interest or ownership than are thus evidenced. No certificate shall be valid unless signed by the chairman of the trustees and countersigned by the said Central Trust Company as Registrar. In the event of a certificate being lost the trustees, upon being satisfied thereof and indemnified, may under such reasonable regulations as they may prescribe, issue a duplicate certificate in the place of the one that has been lost and the said Trust Company shall countersign the same when presented for that purpose.

THIRD. The trustees shall choose one of their number as chairman and they may choose another as vice- chairman, and may by resolution from time to time authorize such chairman and vice- chairman, or either of them, to do and perform any and all acts which the said trustees are entitled to do or perform. They shall also choose a secretary. The said officers shall hold their offices at the pleasure of the trustees and until their successors are chosen by the trustees. In the event of the death, resignation or disqualification of any of the trustees a successor shall be elected at a special meeting of the certificate holders by a majority in the amount of the certificate holders present in person or by proxy at such meeting whose names shall have been registered in the books of the trustees at least fifteen days before such meeting, and the remaining trustees and the trustee so resigning, or the executor or executors of any deceased trustee, shall make, execute and deliver to the successor so elected such proper deeds or instruments of conveyance as shall be necessary in order to vest in him the same title which his predecessor had in and to the lands and premises aforesaid.

FOURTH. The trustees shall cause books to be kept showing the lands held by them and the sales and leases made, their receipts and disbursements and all other matters relating to the financial affairs and business of the trust, also showing the names of the respective certificate holders and the amount of the certificates issued, and all transfers of shares and all such books shall be open to the inspection of the registered certificate holders under such reasonable regulations as the trustees shall prescribe.

FIFTH. The trustees shall in the month of February in each year, make and deposit with the Central Trust Company of New York, a report showing the condition of the trust property, the receipts and disbursements of the trust, and such other matters as they may deem requisite for the information of the certificate holders.

SIXTH. Meetings of the certificate holders may be called by the trustees whenever said trustees shall deem it necessary, and also whenever they shall have been requested thereunto by instrument in writing specifying the object of the proposed meeting and signed by registered certificate holders to the amount of not less than five hundred thousand dollars at the par value. Notice of such meeting shall be given by publication in at least two daily newspapers published in the City of New York once in each week for four weeks. The chairman of the trustees shall, if present, preside at all meetings of the certificate holders.

SEVENTH. Dividends to the certificate holders out of moneys derived from royalties for coal and minerals, and from the net rents, issues and profits derived from the use of the said lands, premises and property, and proceeds of sale of said lands, premises and property, or of any part thereof, shall be made by the trustees in their discretion whenever such moneys, net profits and proceeds shall be sufficient for that purpose after providing for all taxes, expenses, liabilities and engagements of the trust; but the trustees shall have power in their discretion whenever it shall appear to them for the interests of the certificate holders, to apply such parts of the funds derived as aforesaid, which would otherwise be applicable to dividends, as they may think fit, to the purchase of outstanding certificates under such proper regulations as they may prescribe, and all certificates purchased under this power shall be forthwith canceled. Dividends shall be payable only to the persons who are by the books of the trustees shown to be certificate holders at the time the dividend shall be payable and the books may be closed by the trustees for a reasonable time for the payment of such dividend.

EIGHTH. It shall be lawful for the certificate holders at any meeting duly called for the purpose, but not otherwise, to order and direct a sale or disposition of the property held by the trustees as aforesaid, and a winding up of the trust, provided that such sale and winding up must be authorized by a vote recorded in writing of at least three- fourths in amount of all the registered certificate holders; and provided further that no such order or direction shall be given, unless notice of the intention to take action in reference to such sale and winding up shall have been specified in the notice of the meeting, and such notice shall have been given by letter to each certificate holder at the address of such certificate holder kept on the books of the trustees mailed at least thirty days before such meeting.

NINTH. The trustees may in their discretion take such action as they may deem advisable under any general or special law of any State, to form a corporation for carrying out the purposes declared in this instrument, and to this end the trustees may convey to such corporation all the lands and property held by them or which they may be entitled as herein before provided, and thereupon the registered certificate holders at the time of the formation of such corporation shall be entitled, as stockholders, to the same rights which they then have as owners of the certificates issued under this instrument, and such certificates shall be exchangeable for stock in such corporation in the proportion that the capital of said corporation shall bear to the amount of certificates outstanding.

TENTH. Any trustee shall have the right to resign his trust by written instrument, duly acknowledged or proved, and delivered to the remaining trustees, and upon the death or resignation of any trustee who shall have properly performed and discharged the duties of his trust, said trustee, his heirs, executors and administrators shall be fully, finally and forever released and discharged of and from any and all liability or responsibility whatsoever respecting said trust or in any manner arising therefrom, upon the execution and delivery of the deeds or instruments mentioned in the third article hereof, and the remaining trustees shall, if required, make, execute and deliver to him, or in case of his death, to his personal representatives, an instrument in proper form which shall be effective for the purposes of such release and discharge.

IN WITNESS WHEREOF, the said Charles J. Canda, Simeon J. Drake and William Strauss have hereunto set their respective hands and seals this first day of February, in the year one thousand eight hundred and eighty- eight.

C.J. CANDA. [L.S.]
SIM. J. DRAKE. [L.S.]

WILLIAM STRAUSS. [L.S.]

Sealed and delivered	}
in presence of	}
Frederick Hudson and Adrian H. Larkin,

As to C.J. Canda and William Strauss.

STATE OF NEW YORK,	}
} ss.:
CITY AND COUNTY OF NEW YORK,	}

On this 28th day of May, in the year one thousand eight hundred and eighty- eight, before me, a Notary Public, in and for the State of New York, duly commissioned and sworn, dwelling in the City of Brooklyn, County of Kings, in said State, and with certificate filed in the City and County of New York, personally came and appeared Charles J. Canda, and on this 31st day of May, 1888, personally came and appeared William Strauss, to me personally known, and known to me to be two of the persons whose names are subscribed to the foregoing instrument, and who are described in and who executed the same, and severally acknowledged to me that they executed the same for the purposes and consideration therein expressed.

Given under my hand and seal, this 31st day of May, A.D. 1888.

ADRIAN H. LARKIN, [L.S.]
Notary Public,

Kings Co.

Cert. filed in N.Y. Co.

STATE OF NEW YORK,	}
} ss.:
COUNTY OF FRANKLIN,	}

On this 29th day of May, in the year one thousand eight hundred and eighty- eight, before me, Henry B. L. Smith, personally came and appeared Simeon J. Drake, to me personally known and known to me to be one of the persons whose names are subscribed to the foregoing instrument, and who is described in and who executed the same, and acknowledged to me that he executed the same for the purposes and consideration therein expressed.

Given under my hand and seal this 29th day of May, A.D. 1888.

HENRY B.L. SMITH, [L.S.]
Notary Public,
Franklin Co., N.Y.
[20485]

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

In connection with the Annual Report of Texas Pacific Land Trust (the “Trust”) on Form 10- K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Roy Thomas, Chief Executive Officer of the Trust, certifies, to the best of his knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

TEXAS PACIFIC LAND TRUST (Registrant)

	By	/s/ Roy Thomas
Roy Thomas, General Agent and
Date: March 27, 2003		Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

In connection with the Annual Report of Texas Pacific Land Trust (the “Trust”) on Form 10- K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), David M. Peterson, Chief Financial Officer of the Trust, certifies, to the best of his knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

TEXAS PACIFIC LAND TRUST
(Registrant)

	By	/s/ David M. Peterson
David M. Peterson, Assistant General Agent and Chief Financial Officer
Date: March 27, 2003

Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	kliekefett@sidley.com +1 212 839 8744

Exhibit B

May 3, 2019

Trustees

Texas Pacific Land Trust.

1700 Pacific Avenue, Suite 2770

Dallas, TX 75201

Gentlemen:

If I should be elected as a Trustee of Texas Pacific Land Trust (the “Trust”) at the 2019 special meeting of shareholders, I hereby tender my resignation as a Trustee of the Trust effective on the third anniversary of such election.

Very truly yours,

/s/ Donald G. Cook
Donald G. Cook

B-1